File No : 82 - 34825

SUPPL

Akbank Board of Directors decided to sell the Bank's shares in Sabanci Bank plc.

According to the decision taken on July 14, 2006 by the Board of Directors, Akbank signed a 'Shares Purchase Agreement' with Iran based Parsian Investment Company to sell 65% shares in its subsidiary Sabanci Bank plc. In the coverage of the same agreement, it is also stated that, the other partner Universal Trading (Jersey) Limited with a 35% share in Sabanci Bank plc. will also sell its shares. The value of the shares, will be settled according to the adjusted net asset value assessment that will be calculated on the purchase date and the profits earned, if any, will be added to shareholders equity. This agreement will be finalized after the required permissions will be taken from the 'Financial Services Authority' in United Kingdom and the other related authorities on a future date. All other information about this issue will be shared with the public as it becomes available.

14 July 2006

dlw 7/20

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com